SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Increase of shareholding interest

São Paulo, April 1, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (B3: GOLL4 and NYSE: GOL), Brazil’s premier domestic airline, pursuant to Article 12 of CVM Instruction 358/2002, as amended, hereby informs its shareholders and the market in general that it has received, on March 29, 2019, a correspondence from its shareholder BANK OF AMERICA CORPORATION (“Bank of America”), informing that acquired, through various subsidiaries, preferred shares issued by the Company, and now hold a total of 33,863,549 preferred shares, representing 12.64% of the total preferred shares issued by the Company. The  increase in the number of preferred shares by Bank of America and its subsidiaries is related to the role of its subsidiary Merrill Lynch International (“Merrill Lynch”) as the Borrower under the ADS Lending Facility entered into by Mobi Fundo de Investimento em Ações and Merrill Lynch in the context of the Company’s Exchangeable Notes Offering, previously disclosed.

The original correspondence is available for consultation on the following address: www.voegol.com.br/ri.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 73 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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1	GOL Linhas Aéreas Inteligentes S.A.

cvm 5% Report

28 March 2019

GOL Linhas Aéreas Inteligentes S.A.

Richard Lark - Chief Financial and IR Officer

Praça Comandante Linneu Gomes s/n

Portaria 3 - Prédio 3 - Jardim Aeroporto - São Paulo - SP

CEP: 04626-900

Email: ri@voegol.com.br

Bank of America Corporation - Disclosure on the Acquisition of Material Equity Holding in GOL Linhas Aéreas Inteligentes S.A.

Dear Sir,

1          For the purposes of Article 12 of the Brazilian Securities Exchange (“CVM”) Ruling No.358, of January 3, 2002, as amended by CVM Instruction No. 568, dated September 17, 2015 (“Ruling No.568”), the undersigned, Bank of America Corporation (“Bank of America”), hereby informs that on March 22, 2019, it held through various subsidiaries:

•         Cash settled shares that total 15,588,110 preferred shares representing 5.82% of the total outstanding shares issued by GOL Linhas Aéreas Inteligentes S.A. (the “Company”)

•         Physically settled shares that total 18,275,439 representing 6.82% of the total outstanding shares issued by GOL Linhas Aéreas Inteligentes S.A. (the “Company”)

GOL Linhas Aéreas Inteligentes S.A. – Preferred Shares (Ticker: GOLL4, ISIN: BRGOLLACNPR4)
Cash Settled Positions
Long Derivatives	15,588,110
Short Derivatives	(5,144,740)
Total Cash Settled Position	15,588,110
Total % Holdings	5.82%

Physically Settled Positions
Long Bonds	93,827
Short Bonds	(4,395,060)
Long Stock	532,932
Short Stock	(10,836,811)
Stock Borrows	17,648,680
Stock Loans	(54,550)
Total Physically Settled Position	18,275,439
Total % Holdings	6.82%

2          Bank of America further requests the Company Investors Relations Officer disclose the following information to CVM through the Occasional Periodic Information System - IPE:

(i)            Bank of America Corporation is a corporation validly existing under the laws of the State of Delaware, with the IRS Employer Identification Number is 56-0906609.  Its registered office is located at:  Bank of America Corporate Center 100 North Tryon Street, Charlotte, NC  28255 USA;

(ii)           Bank of America holds the equity positions through various subsidiaries that may acquire the securities solely for investment or client facilitation purposes; however, Bank of America does not seek a change of control or a change in the management structure of the Company;

(iii)          Bank of America has holdings totaling to 15,588,110 cash settled preferred shares and 18,275,439 physically settled shares;

(iv)         No debenture convertible into shares issued by the Company is held by Bank of America;

(v)          No agreement or contract regulating the exercise of the voting right or the purchase and sale of securities issued by the Company was executed by Bank of America; and

(vi)         The equity positions in the Company are held by non-resident subsidiaries of Bank of America represented by CITIBANK DTVM SA (CNPJ: 33.868.597/0001-40).

We look forward to hearing from you with regard to the request above. Please do not hesitate to contact us with any further question or comment on the above at the following contact:

James Damato

Assistant Vice President

Global Regulatory Equity Aggregation Team-Americas

Phone:  (212) 670 - 2756

James.Damato@BankofAmerica.com

Yours faithfully,

Ally Pecarro

Vice President
Bank of America Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.